UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF Nº 02.558.134/0001-58

NIRE Nº 33 3 0026253 9

PUBLIC COMPANY

Notice to the Market

The management of Tele Norte Leste Participações S.A. (NYSE: TNE; BOVESPA: TNLP3, TNLP4) announces that its annual report (Form 20-F) for the financial year ended on December 31, 2007 was filed with the SEC (US Securities & Exchange Commission) on May 6, 2008. The report can be directly accessed at the SEC’s website (www.sec.gov) or on company’s website (www.oi.com.br/ri).

What is more, the company’s shareholders may receive a printed copy of the report upon request, free of charge, from the Investor Relations Department, by contacting by telephone at: (21) 3131-1314/15/16 or by e-mail at: invest@oi.net.br

We are at your disposal to provide any further information you may require regarding the Form 20-F annual report. Please contact our IR team at one of the above phone numbers.

Rio de Janeiro, May 6, 2008

José Luís Magalhães Salazar

Investor Relations Director